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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

InfoVista S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

456817105

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐ Rule 13d-1 (b)

         ☒ Rule 13d-1 (c) – For Ellensburg Holding Pte Ltd

         ☒ Rule 13d-1 (d) – For other reporting persons

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 456817105

1.	Name of Reporting Person: Vertex Technology Fund Ltd (“VTF”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,169,170 shares(1)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,169,170 shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,170 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9*

12.	Type of Reporting Person: CO

(1)	Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

*	Based on 19,859,807 shares outstanding as of June 30, 2002, as set forth in the issuer’s Report on Form 20-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission.

13G
CUSIP No. 456817105

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,169,170 shares(2)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,169,170 shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,170 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9*

12.	Type of Reporting Person: CO

(2)	All of these shares are owned directly by VTF. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by VTF to VM2. In addition, VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by such entity.

*	Based on 19,859,807 shares outstanding as of June 30, 2002, as set forth in the issuer’s Report on Form 20-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission.

13G
CUSIP No. 456817105

1.	Name of Reporting Person: Lee Kheng Nam (“Lee”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,169,170 shares(3)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,169,170 shares(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,170 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9*

12.	Type of Reporting Person: IN

(3)	All of these shares are owned by VTF. VM2 and Mr. Lee Kheng Nam, as its President, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by this entity.

*	Based on 19,859,807 shares outstanding as of June 30, 2002, as set forth in the issuer’s Report on Form 20-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission.

13G
CUSIP No. 456817105

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,169,170 shares(4)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,169,170 shares(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,170 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9*

12.	Type of Reporting Person: CO

(4)	All of these shares are owned directly by VTF. VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. In addition, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

*	Based on 19,859,807 shares outstanding as of June 30, 2002, as set forth in the issuer’s Report on Form 20-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission.

13G
CUSIP No. 456817105

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd (“EHP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,169,170 shares(5)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,169,170 shares(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,170 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9*

12.	Type of Reporting Person: CO

(5)	All of these shares are owned directly by VTF. VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. In addition, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

*	Based on 19,859,807 shares outstanding as of June 30, 2002, as set forth in the issuer’s Report on Form 20-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission.

13G
CUSIP No. 456817105

1.	Name of Reporting Person: Singapore Technologies Pte Ltd (“STPL”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,169,170 shares(6)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,169,170 shares(6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,170 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9*

12.	Type of Reporting Person: CO

(6)	All of these shares are owned directly by VTF. VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. In addition, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

*	Based on 19,859,807 shares outstanding as of June 30, 2002, as set forth in the issuer’s Report on Form 20-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission.

13G

Item 1.
	(a)	Name of Issuer:
InfoVista S.A.
	(b)	Address of Issuer’s Principal Executive Offices:
6, rue de la Terre de Feu 91952 Courtaboeuf Cedex Les Ulis France

Item 2.
	(a)	Name of Person Filing:
This Statement is filed by Vertex Technology Fund Ltd (“VTF”), Vertex Management (II) Pte Ltd (“VM2”), Mr. Lee Kheng Nam (“Lee”), Vertex Venture Holdings Ltd (“VVH”), Ellensburg Holding Pte Ltd (“EHP”) and Singapore Technologies Ptd Ltd (“STPL”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”
VM2 has been granted a power of attorney by VTF to make all voting and divestment decisions with respect to all of the issuer’s shares held by VTF. Lee is President of VM2 and has power to make voting and divestment decisions pursuant to a power of attorney granted to VM2. As a result, VM2 and Lee may be deemed to have the power to vote and to dispose of shares of the issuer owned directly by VTF.
VVH is the majority shareholder of VTF. EHP is the parent of VVH, and STPL is the parent of EHP. As a result of their positions as majority shareholder or parent, VVH, EHP and STPL may be deemed to control VTF and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by such entities.
	(b)	Address of Principal Business Office or, if none, Residence:
The address for VTF, VM2, Lee and VVH is: 77 Science Park Drive #02-15 Cintech III Singapore 118256 The address for EHP and STPL is: 51 Cuppage Road, #09-01 Starhub Centre Singapore 229469
	(c)	Citizenship:
VTF, VM2, VVH, EHP and STPL are each corporations organized under the laws of Singapore. Lee is a citizen of Singapore.
	(d)	Title of Class of Securities:
Ordinary Shares
	(e)	CUSIP Number:
456817105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

8 of 13

13G

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2002.

(a) Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b) Percent of class:
See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the organizational documents of VTF, the shareholders of VTF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by VTF.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

13G

Item 10.	Certification.

By signing below Ellensburg Holding Pte Ltd certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 456817105

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

VERTEX TECHNOLOGY FUND LTD

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

Name: Lee Kheng Nam

Title: Director

VERTEX MANAGEMENT (II) PTE LTD

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

Name: Lee Kheng Nam

Title: President

LEE KHENG NAM

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

VERTEX VENTURE HOLDINGS LTD

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

Name: Lee Kheng Nam

Title: Director

ELLENSBURG HOLDING PTE LTD

Dated: February 14, 2003	By: /s/ Teo Soon Hock

Name: Teo Soon Hock

Title: Director

SINGAPORE TECHNOLOGIES PTE LTD

Dated: February 14, 2003	By: /s/ Chua Su Li

Name: Chua Su Li

Title: Company Secretary

CUSIP No. 456817105

EXHIBIT INDEX

Exhibit

Exhibit A:       Agreement of Joint Filing

CUSIP No. 456817105

EXHIBIT A

Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of InfoVista S.A. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

VERTEX TECHNOLOGY FUND LTD

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

Name: Lee Kheng Nam

Title: Director

VERTEX MANAGEMENT (II) PTE LTD

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

Name: Lee Kheng Nam

Title: President

LEE KHENG NAM

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

VERTEX VENTURE HOLDINGS LTD

Dated: February 14, 2003	By: /s/ Lee Kheng Nam

Name: Lee Kheng Nam

Title: Director

ELLENSBURG HOLDING PTE LTD

Dated: February 14, 2003	By: /s/ Teo Soon Hock

Name: Teo Soon Hock

Title: Director

SINGAPORE TECHNOLOGIES PTE LTD

Dated: February 14, 2003	By: /s/ Chua Su Li

Name: Chua Su Li

Title: Company Secretary